Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

January 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Katherine Bagley

Linda Cvrkel

Lyn Shenk

Mara Ransom

Re:	Poshmark, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-251427

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby join in the request of Poshmark, Inc. (the “Company”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 13, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant or its outside counsel, Goodwin Procter LLP, may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated January 6, 2021:

(i)	Dates of distribution: January 6, 2021 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 8

(iii)	Number of preliminary prospectuses furnished to investors: approximately 6,400

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 25

The undersigned, as representatives of the several underwriters, advise that they have complied and will continue to comply, and each other participating underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,
MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC Acting on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name: William Connolly
Title: Managing Director

[Signature Page - Underwriters’ Acceleration Request]